Publication: South China Morning Post
Date: 18 July 02
Page: C3
Where Published: Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

First Pacific Clarifies Media Reports on Possible Sale of Indofood

First Pacific Company Limited ("First Pacific") has noted media reports regarding a possible sale of P.T. Indofood Sukses Makmur Tbk ("Indofood"), a 49.26 per cent owned subsidiary of First Pacific.

First Pacific clarifies that it is not in discussions with any party with regard to a possible disposal of any of its interest in Indofood. Indofood is and will remain a core business of the First Pacific group of companies.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of First Pacific Company Limited, the directors of which, individually and jointly, accept responsibility for the accuracy of this announcement.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 17th July 2002

Publication: South China Morning Post **Date:** 18 July 02
Page: B 9 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

First Pacific announces that, in the interest of further supplementing First Pacific's announcement of 5th June, 2002, two additional related announcements on 25th June, 2002 and one further related announcement on 5th July, 2002, it is arranging to submit, at the earliest practicable time, its 4th June, 2002 MOA with the Gokongwei group of companies, in an additional filing with the United States Securities and Exchange Commission.

This further filing is being made solely for the purpose of ending what the Company considers to be an unnecessary use of PLDT resources, in the form of U.S. legal proceedings brought by PLDT management, solely for the purpose of obtaining a copy of the MOA. The board believes that the material terms and conditions of the MOA already have been disclosed on 5th June, 2002 by First Pacific in accordance with the Hong Kong Stock Exchange Listing Rules on "Notifiable Transactions". In addition, upon advice of First Pacific's U.S. legal counsel, First Pacific is confident that its disclosure complies in all material respects with the applicable U.S. regulatory requirements, except to the extent affected by the fact that certain First Pacific affiliated Philippine companies and persons acting on their behalf, despite our request, failed to sign the U.S. disclosure document and obtain related factual confirmations, as to which we necessarily could formulate no belief.

In taking its action, First Pacific will have responded fully to the specific relief requested by PLDT from the U.S. Federal Court.

First Pacific will make further announcements on the progress of the proposed transaction with the Gokongwei group of companies, as previously announced on 5th June, 2002, as and when appropriate.

First Pacific Company Limited ("First Pacific") announces that, in the interest of further supplementing First Pacific's announcement of 5th June, 2002, two additional related announcements on 25th June and one further related announcement on 5th July, 2002, it is arranging to submit, at the earliest practicable time, its 4th June, 2002 Memorandum of Agreement ("MOA") with the Gokongwei group of companies, in an additional filing with the United States Securities and Exchange Commission.

This further filing is being made solely for the purpose of ending what the Company considers to be an unnecessary use of PLDT resources, in the form of U.S. legal proceedings brought by Philippine Long Distance Telephone Company ("PLDT") in the U.S. Federal District Court, solely for the purpose of obtaining a copy of the MOA. The board believes that the material terms and conditions of the MOA already have been disclosed on 5th June, 2002 by First Pacific, in accordance with the Hong Kong Stock Exchange's Listing Rules on "Notifiable Transactions". Furthermore, upon advice of First Pacific's U.S. legal counsel, First Pacific is confident that the disclosures made comply in all material respects with the applicable requirements of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, except to the extent affected by the fact that certain First Pacific affiliated Philippine companies and persons acting on their behalf, despite our request, failed to sign the U.S. disclosure document and obtain related factual confirmations, as to which we necessarily could formulate no belief.

First Pacific's board decided to submit the MOA for filing with the relevant regulatory authorities in the U.S. in order to end baseless speculation about the correctness of its originally stated position to PLDT, which was that the MOA's material terms and conditions were fully disclosed to the public in First Pacific's 5th June, 2002 Hong Kong Stock Exchange announcement. This will obviate the need to persist in legal proceedings simply to prove a technical point.

In taking its action to disclose the MOA, First Pacific will have responded fully to the specific relief requested by PLDT from the U.S. Federal Court.

First Pacific trusts that its action will encourage PLDT's management to avoid any further waste of time and expense pursuing an unnecessary legal claim using funds belonging to shareholders, including First Pacific itself, which has a 24.4 per cent interest in PLDT. The board further believes that it would be more productive for PLDT's management to continue to focus its efforts upon PLDT's operational matters.

First Pacific will make further announcements on the progress of the proposed transaction with the Gokongwei group of companies, as previously announced on 5th June, 2002, as and when appropriate.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 17th July, 2002